UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

ELEVATE CREDIT, INC.

(Name of Issuer)

Common Stock, par value $0.0004 per share

(Title of Class of Securities)

28621V 101

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28621V 101

(1)	Names of reporting persons Tyler W. K. Head
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒(1)
(3)	SEC use only
(4)	Citizenship or place of organization U.S.A.

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 111,382
	(6)	Shared voting power 1,400 (2)
	(7)	Sole dispositive power 111,382
	(8)	Shared dispositive power 1,400 (2)

(9)	Aggregate amount beneficially owned by each reporting person 112,782
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0.3%
(12)	Type of reporting person (see instructions) IN

(1)

This Schedule 13G is filed by Tyler W. K. Head, The Tyler W. K. Head Trust dated March 20, 2014, Linda Stinson, and Linda & Mike Stinson Irrevocable Asset Trust (collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Consists of 1,400 shares held by Mr. Head’s spouse.

CUSIP No. 28621V 101

(1)	Names of reporting persons The Tyler W. K. Head Trust dated March 20, 2014
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒(1)
(3)	SEC use only
(4)	Citizenship or place of organization U.S.A.

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 0
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 0

(9)	Aggregate amount beneficially owned by each reporting person 0
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0.0%
(12)	Type of reporting person (see instructions) OO (Trust)

(1)	The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP No. 28621V 101

(1)	Names of reporting persons Linda Stinson
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒(1)
(3)	SEC use only
(4)	Citizenship or place of organization U.S.A.

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 1,022,962
	(6)	Shared voting power 0
	(7)	Sole dispositive power 1,022,962
	(8)	Shared dispositive power 0

(9)	Aggregate amount beneficially owned by each reporting person 1,022,962
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 3.1%
(12)	Type of reporting person (see instructions) IN

(1)	The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP No. 28621V 101

(1)	Names of reporting persons Linda & Mike Stinson Irrevocable Asset Trust
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒(1)
(3)	SEC use only
(4)	Citizenship or place of organization U.S.A.

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 0
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 0

(9)	Aggregate amount beneficially owned by each reporting person 0
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0.0%
(12)	Type of reporting person (see instructions) OO (Trust)

(1)	The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP No. 28621V 101

Item 1(a).	Name of Issuer:

Elevate Credit, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

4150 International Plaza, Suite 300

Fort Worth, Texas 76109

Item 2(a).	Name of Persons Filing

Tyler W. K. Head

The Tyler W. K. Head Trust dated March 20, 2014

Linda Stinson

Linda & Mike Stinson Irrevocable Asset Trust

Item 2(b).	Address of Principal Business Office or, if None, Residence

C/o Elevate Credit Inc.

4150 International Plaza, Suite 300

Fort Worth, Texas 76109

Item 2(c).	Citizenship

U.S.A.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0004 per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

28621V 101

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

CUSIP No. 28621V 101

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

The responses to Items 5 through 9 and 11 of the cover pages of this Schedule 13G are incorporated herein by reference.

The calculation of the percent of class beneficially owned by each Reporting Person is based on 32,569,391 shares of the Issuer’s common stock issued and outstanding as of November 3, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2021.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

CUSIP No. 28621V 101

EXHIBIT INDEX

Exhibit No.	Document

1	Power of Attorney – Tyler W. K. Head (incorporated by reference to Exhibit 1 of the Schedule 13G filed by Tyler W. K. Head, The Tyler W. K. Head Trust dated March 20, 2014, Linda Stinson and the Linda & Mike Stinson Irrevocable Asset Trust on February 14, 2018)

2	Power of Attorney – The Tyler W. K. Head Trust dated March 20, 2014 (incorporated by reference to Exhibit 2 of the Schedule 13G filed by Tyler W. K. Head, The Tyler W. K. Head Trust dated March 20, 2014, Linda Stinson and the Linda & Mike Stinson Irrevocable Asset Trust on February 14, 2018)

3	Power of Attorney – Linda Stinson (incorporated by reference to Exhibit 3 of the Schedule 13G filed by Tyler W. K. Head, The Tyler W. K. Head Trust dated March 20, 2014, Linda Stinson and the Linda & Mike Stinson Irrevocable Asset Trust on February 14, 2018)

4	Power of Attorney – Linda & Mike Stinson Irrevocable Asset Trust (incorporated by reference to Exhibit 4 of the Schedule 13G filed by Tyler W. K. Head, The Tyler W. K. Head Trust dated March 20, 2014, Linda Stinson and the Linda & Mike Stinson Irrevocable Asset Trust on February 14, 2018)

CUSIP No. 28621V 101

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

*
Tyler W. K. Head

Dated: February 14, 2022	THE TYLER W. K. HEAD TRUST DATED MARCH 20, 2014

*
Name: Tyler W. K. Head
Title: Voting Trustee
Dated: February 14, 2022
*
Linda Stinson

Dated: February 14, 2022	LINDA & MIKE STINSON IRREVOCABLE ASSET TRUST

*
Name: Linda Stinson
Title: Trustee

*By:	/s/ David Manshardt
David Manshardt, as attorney-in-fact